Innova Robotics and Automation, Inc.
(F/K/A Innova Holdings, Inc.)
15870 Pine Ridge Road
Fort Myers, Florida 33908

                December 5, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jeffrey Werbitt

Re:	Innova Robotics and Automation, Inc. (F/K/A Innova Holdings, Inc.)
Registration Statement on Form SB-2
Filed August 21, 2006 (File No. 333-136772)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Innova Robotics and Automation, Inc. (F/K/A Innova Holdings, Inc.) (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday December 5, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Innova Robotics and Automation, Inc.

By:/s/ Walter K. Weisel
Name: Walter K. Weisel
Title: Chief Executive Officer